Avolon Holdings Limited

The Oval, Building 1

Shelbourne Road, Ballsbridge, Dublin 4

Ireland

December 9, 2014

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Pamela Long

Re:	Avolon Holdings Limited
Registration Statement on Form F-1
(File No. 333-196620)

Ladies and Gentlemen:

We refer to the registration statement on Form F-1 (File No. 333-196620) (as amended, the “Registration Statement”) of Avolon Holdings Limited (the “Company”) relating to the registration of the Company’s common shares.

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 3:00 p.m. (Eastern time) December 11, 2014 or as soon as practicable thereafter.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call Jennifer A. Bensch of Weil, Gotshal & Manges LLP at (212) 310-8870 to confirm the effectiveness of the Registration Statement.

Very truly yours,
Avolon Holdings Limited

By:	/s/ Ed Riley
	Name:	Ed Riley
	Title:	General Counsel and Company Secretary

[Signature Page to Acceleration Request]